

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 2, 2010

<u>Via Mail and Facsimile (415-955-8910)</u>

David She
Chief Financial Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

> **Re:** **China Natural Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-31539**
> **Response Letter Filed July 13, 2010**

Dear Mr. She:

We refer you to our comment letters dated March 25, 2010 and July 8, 2010 regarding possible business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: H. Christopher Owings
Assistant Director
Division of Corporation Finance

Matthew Chang, Esq. (Via Facsimile)
The Crone Law Group